UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G/A
Under the Securities Exchange Act of 1934
(Amendment No. 2)*


CORILLIAN CORPORATION

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

218725109

(CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[  ]
Rule 13d-1(b)
[  ]
Rule 13d-1(c)
[X]
Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act
(however, see the Notes).






1.
Names of Reporting Persons.
I.R.S. Identification Nos. of above persons
(entities only).

Ted F. Spooner


2.
Check the Appropriate Box if a Member of a Group
(See Instructions):


(a)
?


(b)
?


3.
SEC Use Only


4.
Citizenship or Place of Organization
United States

Number of
Shares
Beneficially
Owned by
Each Reporting
Person With



5.
Sole Voting Power: 100,000



6.
Shared Voting Power: 0



7.
Sole Dispositive Power: 100,000



8.
Shared Dispositive Power: 0


9.
Aggregate Amount Beneficially Owned by
Each Reporting Person:  100,000


10.
Check if the Aggregate Amount in Row (9)
Excludes Certain Shares (See Instructions)  ?


11.
Percent of Class Represented by Amount in Row (9)
0.2%


12.
Type of Reporting Person (See Instructions)
IN


Item 1.

(a)
Name of Issuer: Corillian Corporation

(b)
Address of Issuer's Principal Executive Offices:
3400 NW John Olsen Place,
Hillsboro, OR 97124

Item 2.

(a)
Name of Person Filing: Ted F. Spooner

(b)
Address of Principal Business Office or, if none,
Residence: 2831 NW 127th
Ave.  Portland, OR 97229

(c)
Citizenship:  United States

(d)
Title of Class of Securities: Common Stock, no par value per share

(e)
CUSIP Number:  218725109

Item 3.
If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
	Not applicable
Item 4.
Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)
Amount beneficially owned: 100,000.

(b)
Percent of class: 0.2%

(c)
Number of shares as to which the person has:


(i)
Sole power to vote or to direct the vote: 100,000.


(ii)
Shared power to vote or to direct the vote: 0.


(iii)
Sole power to dispose or to direct the disposition of:
100,000.


(iv)
Shared power to dispose or to direct the disposition of: 0.

Item 5.
Ownership of Five Percent or Less of a Class
	Not applicable

Item 6.
Ownership of More than Five Percent on Behalf of Another Person.
	Not applicable

Item 7.
Identification and Classification of the
Subsidiary Which Acquired the Security Being
Reported on By the Parent Holding Company
	Not applicable

Item 8.
Identification and Classification of Members of the Group
	Not applicable

Item 9.
Notice of Dissolution of Group
	Not applicable

Item
10.
Certification

Not
applicable









SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




__________       1-30-04____________
Date
__                 /s/ Ted Spooner  ________
Signature
Ted Spooner
Name/Title











  The filing of this Schedule 13G shall not be construed as an admission that the reporting person or any of his affiliates is the beneficial owner of any securities covered by this Schedule 13G for any other purposes than Section 13(d) of the Securities
Exchange Act of 1934.

   Of the 100,000 shares covered by this report,
100,000 are owned by Mr. Spooner in his capacity as
sole trustee of the Ted F. Spooner Trust Agreement,
dated January 21, 2000, and any amendments
thereto.
CUSIP No. 218725109		Page 5 of 1